UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

August 5, 2008

Commission File Number 001-33725

Textainer Group Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM HX

Bermuda

(441) 296-2500

(Address and telephone number, including area code, of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Second Quarter 2008 Results and Declares Quarterly Dividend,” dated August 5, 2008.

Exhibit

1.	Press Release dated August 5, 2008

Exhibit 1

Textainer Group Holdings Limited Reports Second Quarter 2008 Results and Declares Quarterly Dividend

HAMILTON, Bermuda, August 5, 2008 (BUSINESS WIRE) — Textainer Group Holdings Limited (NYSE:TGH) (“Textainer”), the world’s largest lessor of intermodal containers based on fleet size, today reported results for the second quarter ended June 30, 2008.

Total revenues for the quarter increased by $8.9 million, or 15%, to $69.6 million compared to $60.7 million in the prior year quarter primarily due to a $6.3 million, or 158%, increase in trading container sales proceeds to $10.4 million compared to $4.0 million in the prior year quarter. EBITDA(1) for the quarter increased by $11.9 million, or 34%, to $47.3 million compared to $35.4 million in the prior year quarter.

Net income excluding unrealized (gains) losses on interest rate swaps, net(1) for the quarter was $24.5 million, a 53% increase over the $16.0 million earned in the prior year quarter. Net income per diluted common share excluding unrealized (gains) losses on interest rate swaps, net(1) for the quarter was $0.51 per share, a 24% increase over the $0.41 per share in the prior year quarter. Net income for the quarter was $30.4 million, an 83.2% increase over the prior year quarter. Textainer’s net income per diluted common share increased by $0.21 per share, or 49%, to $0.64 per share for the second quarter of 2008 from $0.43 per share in the prior year quarter.

There were three significant items that impacted income before income tax and minority interest expense during the second quarter of 2008. First, Textainer recognized a gain on lost U.S. military containers, net of $1.7 million for 4,368 owned and 495 subleased containers that were on lease to them and unaccounted for. Second, income tax expense decreased by $1.5 million compared to the prior year quarter primarily due to a re-measurement of our income tax reserves following the conclusion of an audit by the U.S. Internal Revenue Service. Finally, the resolution of a dispute with a container manufacturer resulted in the reversal of a $0.8 million reserve and an additional gain of $0.3 million as part of the resolution.

“I am very pleased with our second quarter 2008 results. Overall demand for our containers through June remained strong. Textainer’s utilization increased by over 1% to around 94% from the first quarter of 2008 to the second quarter of 2008,” commented John A. Maccarone, President and CEO of Textainer.

He continued, “Our container resale segment had another great quarter. Second quarter resale income before taxes of $3.7 million, which represents an increase of $1.8 million, or 101%, over the prior year quarter’s results of $1.9 million was primarily due to an increase in the number of trading containers we were able to source and sell.”

As previously announced, in April 2008, Textainer Limited (“TL”), which is a wholly-owned subsidiary of Textainer, entered into a $205 million, five-year revolving credit agreement with a group of financial institutions. Also, as previously announced, in July, Textainer Marine Containers Limited (“TMCL”), Textainer’s primary asset owning subsidiary, extended and increased the size of its secured debt facility. The secured debt facility was extended over an initial two-year revolving period, and the total commitment under the secured debt facility was increased from $300 million to $475 million.

Mr. Maccarone added, “We are extremely pleased to have been able to increase the size and the term of TL’s revolver and to extend and increase the size of TMCL’s securitization facility. Given the current challenging conditions in the credit markets in general, and the asset-backed market in particular, we believe that the success of this transition demonstrates the participating banks’ strong confidence and commitment to Textainer.”

“The successful completion of both of these transactions strengthens our liquidity position. Together, we believe these facilities will help to ensure that we have access to the financing necessary to position Textainer for future growth.”

Outlook

We believe that the drivers of our strong performance during the first half of 2008 remain in place. Strong demand for both our new production and in-fleet containers is the result of several factors, including, among other things:

•	new vessels entering service;

•	lower shipping line profits due to higher operating expenses, especially fuel;

•	the “credit crunch,” which is making it more difficult to borrow, and causing higher spreads; and

•	higher prices for new containers.

Our customers have become more dependent on leasing than they were in the past three years. Shipping lines are also keeping their own and leased containers in their respective fleets longer. This has created a shortage of older containers in the secondary market, and has kept prices strong. We do not see any signs that these drivers will materially change in the next few months.

In the first half of 2008, Textainer originated over 164,000 twenty-foot equivalent units (“TEU”) of owned and managed long-term leases and 18,600 TEU of direct financing and sales-type leases. New owned and managed standard dry freight containers ordered for delivery through August 2008 totaled 104,450 TEU at a cost of $229 million. In addition, 2,750 owned and managed 40’ High Cube refrigerated containers costing $48 million were ordered for delivery through September 2008.

In July 2008, Textainer also entered into a purchase leaseback transaction with a major international shipping line for 8,500 containers valued at $12.3 million.

Textainer expects that secondary prices for containers will remain attractive. However, given the decline in the availability of trading containers and the likelihood that containers purchased under purchase leaseback transactions are likely to stay on-lease in the near future, the profitability of Textainer’s Resale Division is unlikely to continue at the same pace as during the first half of 2008.

Dividend

On August 1, 2008, Textainer’s board of directors approved and declared a quarterly cash dividend of $0.23 per share on Textainer’s issued and outstanding common shares, payable on August 22, 2008 to shareholders of record as of August 15, 2008. This represents an increase of $0.01 per share, or 5%, from the first quarter 2008 cash dividend of $0.22 per share.

Investors’ Webcast

Textainer will hold a conference call and a Webcast at 2:00 p.m. EDT on Wednesday August 6, 2008 to discuss Textainer’s second quarter 2008 results. An archive of the Webcast will be available one hour after the live call through August 6, 2009. The dial-in number for the conference call is 1-877-440-5803; outside the U.S. call 1-719-325-4927. To access the live Webcast or archive, please visit Textainer’s website at http://www.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is the world’s largest lessor of intermodal containers based on fleet size. We have a total of more than 1.3 million containers, representing over 2,000,000 TEU, in our owned and managed fleet. We lease containers to more than 400 shipping lines and other lessees. We principally lease dry freight containers, which are by far the most common of the three principal types of intermodal containers, although we also lease specialized and refrigerated containers. We have also been one of the largest purchasers of new containers among container lessors over the last 10 years. We believe we are also one of the largest sellers of used containers, having sold an average of more than 53,000 containers per year for the last five years. We provide our services worldwide via a network of 14 regional and area offices and over 350 independent depots in more than 130 locations.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding (i) Textainer’s belief that the drivers of Textainer’s strong performance during the first half of 2008 remain in place and will not materially change in the next few months; (ii) Textainer’s expectation that both its customers’ growing dependency on leasing and shipping lines’ keeping their own and leased containers in their fleet longer will not change in the next few months; (iii) Textainer’s expectation that secondary prices for containers will remain attractive; and (iv) Textainer’s expectations that the profitability of its Resale Division is unlikely to continue at the same pace as during the first half of 2008. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, that gains and losses associated with the disposition of equipment may fluctuate; Textainer’s ability to finance continued purchase of containers; the demand for leased containers depends on many political and economic factors beyond Textainer’s control; lease and freight rates may decline; the demand for leased containers is partially tied to international trade; Textainer faces extensive competition in the container leasing industry; the international nature of the container shipping industry exposes Textainer to numerous risks; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 4 “Risk Factors “ in Textainer’s Quarterly Report on Form 6-K for the three months ended March 31, 2008, filed with the Securities and Exchange Commission on May 14, 2008.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

June 30, 2008 and December 31, 2007

(Unaudited)

(All currency expressed in United States dollars in thousands)

	June 30, 2008	December 31, 2007
Assets
Current assets:
Cash and cash equivalents	$64,250	$69,447
Accounts receivable, net of allowance for doubtful accounts of $3,811 and $3,160 in 2008 and 2007, respectively	48,558	44,688
Net investment in direct financing and sales-type leases	13,103	9,116
Containers held for resale	3,030	3,798
Prepaid expenses and other current assets	2,929	2,527
Deferred taxes	352	352
Due from affiliates, net	28	9

Total current assets	132,250	129,937
Restricted cash	15,971	16,742
Containers, net of accumulated depreciation of $330,589 and $332,845 in 2008 and 2007, respectively	929,268	856,874
Net investment in direct financing and sales-type leases	59,218	48,075
Fixed assets, net of accumulated depreciation of $8,021 and $7,795 in 2008 and 2007, respectively	1,323	1,230
Intangible assets, net of accumulated amortization of $8,607 and $4,700 in 2008 and 2007, respectively	68,845	72,646
Interest rate swaps	1,678	127
Other assets	3,099	2,715

Total assets	$1,211,652	$1,128,346

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$5,272	$4,612
Accrued expenses	7,285	11,115
Container contracts payable	51,027	28,397
Due to owners, net	12,615	18,019
Secured debt facility	—	6,585
Bonds payable	58,000	58,000

Total current liabilities	134,199	126,728
Revolving credit facilities	27,500	21,500
Secured debt facility	186,537	124,391
Bonds payable	342,091	370,938
Interest rate swaps	5,054	4,409
Long-term income tax payable	16,794	15,733
Deferred taxes	10,818	10,814

Total liabilities	722,993	674,513

Minority interest	55,843	49,717

Shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 47,604,640 at 2008 and 2007	476	476
Additional paid-in capital	165,132	163,753
Notes receivable from shareholders	(321)	(432)
Accumulated other comprehensive income	504	579
Retained earnings	267,025	239,740

Total shareholders’ equity	432,816	404,116

Total liabilities and shareholders’ equity	$1,211,652	$1,128,346

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Income

Three and six months ended June 30, 2008 and 2007

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Revenues:
Lease rental income	$48,568	$49,199	$96,102	$96,649
Management fees	6,959	4,766	14,409	10,141
Trading container sales proceeds	10,369	4,026	24,083	7,162
Gains on sale of containers, net	3,711	2,589	7,248	5,611
Other, net	—	118	—	286

Total revenues	69,607	60,698	141,842	119,849

Operating expenses:
Direct container expense	7,034	9,500	13,384	18,427
Cost of trading containers sold	8,151	3,238	18,219	5,779
Depreciation expense	13,766	12,297	26,650	23,391
Amortization expense	1,674	535	3,644	1,070
General and administrative expense	5,479	4,211	11,239	8,407
Short-term incentive compensation expense	965	1,224	1,776	2,178
Long-term incentive compensation expense	826	—	1,481	—
Bad debt expense, net	488	522	623	996

Total operating expenses	38,383	31,527	77,016	60,248

Income from operations	31,224	29,171	64,826	59,601

Other income (expense):
Interest expense	(5,298)	(8,928)	(12,245)	(17,251)
Interest income	316	689	893	1,377
Realized (losses) gains on interest rate swaps and caps, net	(1,594)	886	(2,279)	1,741
Unrealized gains (losses) on interest rate swaps, net	7,175	1,123	906	(222)
Gain on lost military containers, net	1,689	—	1,689	—
Other, net	1,015	28	1,151	(7)

Net other income (expense)	3,303	(6,202)	(9,885)	(14,362)

Income before income tax and minority interest expense	34,527	22,969	54,941	45,239

Income tax benefit (expense)	285	(1,172)	(1,060)	(2,775)
Minority interest expense	(4,423)	(5,210)	(6,126)	(9,150)

Net income	$30,389	$16,587	$47,755	$33,314

Net income per share:
Basic	$0.64	$0.43	$1.00	$0.87
Diluted	$0.64	$0.43	$1.00	$0.86
Weighted average shares outstanding (in thousands):
Basic	47,605	38,605	47,605	38,494
Diluted	47,854	38,605	47,770	38,574

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Six months ended June 30, 2008 and 2007

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Six months ended June 30,
	2008	2007
Cash flows from operating activities:
Net income	$47,755	$33,314

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	26,650	23,391
Bad debt expense, net	623	996
Unrealized (gains) losses on interest rate swaps, net	(906)	222
Amortization of debt issuance costs	733	661
Amortization of intangible assets	3,644	1,070
Amortization of acquired above-market leases	263	—
Gains on sale of containers and lost military containers, net	(8,937)	(5,611)
Share-based compensation expense	1,379	—
Minority interest expense	6,126	9,150
Changes in operating assets and liabilities	(11,228)	(2,680)

Total adjustments	18,347	27,199

Net cash provided by operating activities	66,102	60,513

Cash flows from investing activities:
Purchase of containers and fixed assets	(117,765)	(93,710)
Purchase of intangible assets	(106)	—
Proceeds from sale of containers and fixed assets	29,530	22,874
Receipt of principal payments on direct financing and sales-type leases	5,481	2,970

Net cash used in investing activities	(82,860)	(67,866)

Cash flows from financing activities:
Proceeds from revolving credit facilities	45,500	34,000
Principal payments on revolving credit facilities	(39,500)	(18,000)
Proceeds from secured debt facility	120,500	75,000
Principal payments on secured debt facility	(65,000)	(36,000)
Principal payments on bonds payable	(29,000)	(29,000)
Decrease in restricted cash	771	3,475
Debt issuance costs	(1,276)	(268)
Repayments of notes receivable from shareholders	111	1,263
Dividends paid	(20,470)	(28,374)

Net cash provided by financing activities	11,636	2,096

Effect of exchange rate changes	(75)	(6)

Net decrease in cash and cash equivalents	(5,197)	(5,263)
Cash and cash equivalents, beginning of the year	69,447	41,163

Cash and cash equivalents, end of the period	$64,250	$35,900

Supplemental disclosures of noncash investing activities:
Increase in accrued container purchases	$22,630	$11,670
Containers placed in direct financing and sales-type leases	$20,611	$7,163

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Non-GAAP Reconciliation of Net Income to EBITDA and Net Income to Net Income Excluding

Unrealized (Gains) Losses on Interest Rate Swaps, Net

Three and Six Months Ended June 30, 2008 and 2007

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1) The following is a reconciliation of net income to EBITDA, a reconciliation of net income to net income excluding unrealized (gains) losses on interest rate swaps, net and a reconciliation of net income per diluted common share to net income per diluted common share excluding unrealized (gains) losses on interest rate swaps, net for the three and six months ended June 30, 2008 and 2007. EBITDA (defined as net income before interest income and interest expense, realized and unrealized (gains) losses on interest rate swaps, net, income tax (benefit) expense, minority interest expense, depreciation and amortization expense and the related impact on minority interest expense), net income excluding unrealized (gains) losses on interest rate swaps, net (defined as net income before unrealized (gains) losses on interest rate swaps, net and the related impact on income tax (benefit) expense and minority interest expense) and net income per diluted common share excluding unrealized (gains) losses on interest rate swaps, net (defined as net income per diluted common share before unrealized (gains) losses on interest rate swaps, net and the related impact on income tax (benefit) expense and minority interest expense) are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. EBITDA, net income excluding unrealized (gains) losses on interest rate swaps, net and net income per diluted common share excluding unrealized (gains) losses on interest rate swaps, net are presented solely as supplemental disclosures. Management believes that EBITDA may be a useful performance measure that is widely used within our industry. EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison. Management also believes that net income excluding unrealized (gains) losses on interest rate swaps, net and net income per diluted common share excluding unrealized (gains) losses on interest rate swaps, net are useful in evaluating our operating performance because unrealized (gains) losses on interest rate swaps, net is a non-cash, non-operating item. We believe EBITDA, net income excluding unrealized (gains) losses on interest rate swaps, net and net income per diluted common share excluding unrealized (gains) losses on interest rate swaps, net provides useful information on our earnings from ongoing operations. We believe that EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. EBITDA, net income excluding unrealized (gains) losses on interest rate swaps, net and net income per diluted common share excluding unrealized (gains) losses on interest rate swaps, net have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	They do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•

Although depreciation is a non-cash charge, the assets being depreciated may be replaced in the future, and neither EBITDA, net income excluding unrealized (gains) losses on interest rate swaps, net or net income per diluted common share excluding unrealized (gains) losses on interest rate swaps, net reflects any cash requirements for such replacements;

•	They are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and

•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of EBITDA:
Net income	$30,389	$16,587	$47,755	$33,314
Adjustments:
Interest income	(316)	(689)	(893)	(1,377)
Interest expense	5,298	8,928	12,245	17,251
Realized losses (gains) on interest rate swaps and caps, net	1,594	(886)	2,279	(1,741)
Unrealized (gains) losses on interest rate swaps, net	(7,175)	(1,123)	(906)	222
Income tax (benefit) expense	(285)	1,172	1,060	2,775
Minority interest expense	4,423	5,210	6,126	9,150
Depreciation expense	13,766	12,297	26,650	23,391
Amortization expense	1,674	535	3,644	1,070
Impact of reconciling items on minority interest expense	(2,070)	(6,658)	(6,520)	(14,004)

EBITDA	$47,298	$35,373	$91,440	$70,051

Reconciliation of net income excluding unrealized (gains) losses on interest rate swaps, net:
Net income	$30,389	$16,587	$47,755	$33,314
Adjustments:
Unrealized (gains) losses on interest rate swaps, net	(7,175)	(1,123)	(906)	222
Income tax (benefit) expense	—	—	—	—
Impact of reconciling items on minority interest expense	1,258	522	159	(75)

Net income excluding unrealized (gains) losses on interest rate swaps, net	$24,472	$15,986	$47,008	$33,461

Reconciliation of net income per diluted common share excluding unrealized (gains) losses on interest rate swaps, net:
Net income per diluted common share	$0.64	$0.43	$1.00	$0.86
Adjustments:
Unrealized (gains) losses on interest rate swaps, net	(0.15)	(0.03)	(0.02)	0.01
Income tax (benefit) expense	—	—	—	—
Impact of reconciling item on minority interest expense	0.02	0.01	—	—

Net income per diluted common share excluding unrealized (gains) losses on interest rate swaps, net	$0.51	$0.41	$0.98	$0.87

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2008

Textainer Group Holdings Limited

/s/ John A. Maccarone
John A. Maccarone
Chief Executive Officer